

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 15, 2017

Via Email
Gabriel Moura
Chief Financial Officer
Itau CorpBanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re: Itau CorpBanca**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 13, 2017**
> **File No. 001-32305**

Dear Mr. Moura:

We have reviewed your July 12, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2017 letter.

Form 20-F for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Cash Flows, F-7

1. We note your response to comment 2 in our letter dated June 27, 2017. Considering paragraphs 17(c) and (d) of IAS 7 clearly indicate that cash proceeds and repayments related to issuing debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings should be classified within financing activities, we remain unclear why the cash flows are classified within operating activities just because they are inter-related with your loan and investment portfolio. Also, it is unclear how your presentation is consistent with the

guidance in paragraphs 13 and 14 of IAS 7, which indicate that operating cash flows are *"primarily derived from the principal revenue-producing activities of the entity"* and are *"a key indicator of the extent to which the operations of an entity have generated sufficient cash flows to repay loans, maintain the operating capability of the entity, pay dividends and make new investments without recourse to external sources of financing."* Please explain to us how the accounting literature supports your position.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services